May 10, 2005


Via Fax & U.S. Mail

Mr. John D. Aquilino
PoP3 Media Corp.
President and Chief Executive Officer
2451 W. Birchwood Avenue, Suite 105
Mesa, Arizona  85202

Re:	PoP3 Media Corp.
	File No.  0-28485


Dear Mr. Aquilino:

      We have reviewed PoP3 Media`s (formerly ViaStar Media) June
30,
2004 Form 10-KSB/ Amendment #1 and April 8, 2005 response letter, and have the following comments:

June 30, 2004 Form 10-KSB/Amendment #1
Item 6.  Management`s Discussion and Analysis
General, page 18

1. Regarding your response to comment #1 and your revised disclosures on page 18, we continue to believe that Viastar`s acquisition of Level X constitutes a reverse acquisition. The substance of the transaction is that the Level X shareholders obtained control of the combined company, notwithstanding the fact that the stock purchase agreement occurred on two dates - July 18, 2003 and January 5, 2004.
Therefore, we re-issue our previous comment, as follows:

We note ViaStar`s issuance of 15,164,671 common shares and
1,904,100
preferred shares (convertible to approximately 38 million shares of common stock) related to the merger with Level X, and the resulting change in control. Since the Level X shareholders obtained control of the combined company, Level X is considered the acquirer for accounting purposes. The staff views such transactions as capital transactions rather than business combinations. As such, the historical financial statements furnished for ViaStar should be those of Level X with appropriate disclosure of the accounting treatment thereof. Please revise the financial statements and the related textual disclosures accordingly. In this regard, the financial statements of Level X should be presented at its historical cost basis, and contain a consolidated balance sheet as of June 30, 2004 and consolidated statements of operations, cash flows and stockholders` equity for the two most recent fiscal years ended June 30, 2004 or from its period
of inception to June 30, 2004, if shorter.   The 15,164,671 common
shares issued to the former shareholders of Level X should be reflected as outstanding in all periods for Level X with the remaining 10,646,846 shares owned by the former shareholders of ViaStar Holdings, Inc. reflected as if issued in a capital transaction on the date of the exchange merger for financial statement purposes. Please amend your June 30, 2004 Form 10-K and your December 30, 2004 Form 10-Q accordingly.

2. We note your response to our prior comment #2. Since the March 31, 2004 MasterDisk acquisition is reflected in your June 30, 2004 Balance Sheet, no pro forma balance sheet is required pursuant to
Item 310(d) of Regulation S-B. However, pro forma statements of operations for the most recent fiscal year are required, if material, pursuant to Item 310(d) of Regulation S-B. Therefore, please provide these pro forma statements of operations in an amendment to your June
30, 2004 Form10-KSB, as applicable. Also, if material, please provide
MasterDisk`s financial statements pursuant to Item 310(c) of Regulation
            S-B.

3. Regarding your response to our prior comment #3, please clarify your disclosure which states that the accounting for subsidiaries follows the purchase price accounting method.

Note 3.  Trade Name and Distribution Rights, page 46

4. We note your response to our prior comment #7. Supplementally tell us the facts and circumstances you relied upon in determining that the Distribution Agreement is an indefinite lived intangible. Please also cite the relevant paragraph in SFAS 142 that supports your classification of a Distribution Agreement as indefinite lived.
We may have additional comments after reviewing your response.

Note 7.  Stockholders` Equity
Investment in and Sale of Majority Interest, page 48

5. Your response to our prior comment #8 states that you revised your disclosures to clarify that you are no longer liable for any MPI debts; however, no revisions were noted. Please revise the disclosure in future filings.





December 30, 2004 Form 10-Q
Balance Sheet, page 4

6. We note your response to our prior comment #10. Regarding the Artist Advances, supplementally tell us, for each period presented, the amount of royalties owed to each respective artist for which you have recorded an Artist Advance, and the royalty offset to the related Artist Advance. Also, supplementally tell us the specific authoritative literature relied upon in determining the accounting for these amounts. Regarding the Business Development costs, supplementally tell us why you did not amortize the prepaid expense during the first and second quarters.


      Please file your response to our comments via EDGAR within ten business days from the date of this letter. Please understand that we may have additional comments after reviewing your response.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.



      You may contact Nancy Bonham at (202) 551-3326, or James
Campbell, Review Accountant, at (202) 551-3329 if you have questions regarding the above comments. Please call me at (202) 551-3812 with any other questions.

      Sincerely,



      Michael Fay
      Branch Chief



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Mr. Aquilino
PoP3 Media Corp.
Page 4